FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated April 10, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: April 10, 2007	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

April 10, 2007

ICICI Bank statement regarding SFC action

Mumbai: ICICI Bank respects the decision of the Eastern Magistrate’s Court, Hong Kong, in respect of the summons issued by the Securities and Futures Commission (SFC), Hong Kong. SFC has charged that ICICI Bank carried on the business of dealing in securities in Hong Kong between June 15, 2004 and March 8, 2006, without having a license to do so. ICICI Bank has been fined HKD 40,000 (USD 5,120 -- INR 2.2 lakh) and ordered to further reimburse investigation costs to the SFC.

ICICI Bank regrets the occurrence of this incident involving its Hong Kong branch and certain of its current and former employees. ICICI Bank had at all times acted in good faith based on its understanding of professional advice it had received. ICICI Bank had never authorised violation of law and does not condone any contravention of applicable laws in the conduct of its business. ICICI Bank expects and requires the highest standards of ethical conduct, and legal and regulatory compliance from its staff. ICICI Bank has therefore, based on the findings of an internal review conducted upon the discovery of this incident in April 2006, taken appropriate staff accountability actions against the relevant staff whose conduct resulted in the contravention.

ICICI Bank has since implemented significant measures to strengthen the compliance, monitoring and control functions at the Hong Kong Branch which included bringing in a new management team in early 2006, under the leadership of Mr. Madhav Kalyan. Mr. Kalyan was earlier the Bank’s Chief Representative and Country Manager at its Representative Office in New York. The Hong Kong Branch has implemented a more robust compliance framework to ensure compliance with all applicable laws and regulations in the conduct of its business in Hong Kong.

The contravention was limited to a small segment of the branch’s business in Hong Kong and has not resulted in any loss either to ICICI Bank’s customers or to ICICI Bank. Since May 2006, the existing customers concerned have been serviced directly by the Head Office. This incident does not and would not have any effect on the overall operations or the soundness of ICICI Bank. The Hong Kong Branch continues to conduct its business and operations in Hong Kong in compliance with all applicable laws and regulations.

ICICI Bank is India’s second largest bank and the largest private sector bank with total assets of over Rs 2958.32 billion (US$ 67 billion) as on December 31,2006 including Rs 1968.92 billion (US$ 44.5 billion) in deposits. The Bank has long term plans for its operations in North and East Asia with Hong Kong being the hub of these operations. Also attached separately is a fact sheet of the Bank.

ICICI Bank has extended and continues to extend its fullest cooperation and support to the regulatory authorities in Hong Kong and reaffirms its long-term commitment to its business in Hong Kong.

About ICICI Bank:

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ICICI Bank (NYSE:IBN) is India's second largest bank and largest private sector bank with assets of US$ 67 billion as on December 31, 2006. ICICI Bank provides a broad spectrum of financial services to individuals and companies. This includes mortgages, car and personal loans, credit and debit cards, corporate and agricultural finance. ICICI Bank offers a comprehensive range of deposit and loan products at its branches to cater to different customer profiles and needs. ICICI Bank has over 750 branches and extension counters and over 3165 ATM's spread across the country. The Bank services its large customer base through a multi-channel delivery network of branches, ATM's, call centers and Internet banking (www.icicibank.com) to ensure that customers have access to its services at all times.

DISCLAIMER:
This document is given only by way of information. The information provided herein is not an offer or solicitation for any application or subscription to any products or services and is not intended for distribution to, or use by, any person in any jurisdiction where such distribution or use would (by reason of that person's nationality, residence or otherwise) be contrary to law or regulation or would subject ICICI Bank or its affiliates to any licensing or registration requirements. ICICI Bank is a banking company regulated under Indian laws and maintains its head office in Mumbai, India. Its branch in Hong Kong is regulated by the Hong Kong Monetary Authority. The information contained in this document is not intended to nor should it be construed to represent that ICICI Bank provides any product or service in jurisdictions where it is not licensed or registered to do so. Any products offered by ICICI Bank or any of its entities are subject to the terms and conditions of that product. Any person interested in any of those products should get himself/herself acquainted with the terms and conditions of such product. ICICI Bank is subject to a wide variety of banking and financial services laws and regulations and a large number of regulatory and enforcement authorities in each of the jurisdictions in which ICICI Bank operates. The laws and regulations governing the banking and financial services industry are complex governing a wide variety of issues with sometimes overlapping jurisdictional or enforcement authorities. Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations by regulatory and enforcement authorities, may result in regulatory action including financial penalties and restrictions on or suspension of the related business operations. Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to the actual growth in demand for banking and other financial products and services, our ability to successfully implement our strategy, including our use of the Internet and other technology, our ability to integrate recent or future mergers or acquisitions into our operations, future levels of non-performing loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of Indian banking regulations on us, our exposure to market risks or our failure to manage the legal and regulatory risk in the many jurisdictions in which we operate, and which may cause the business to suffer or reputation being harmed and additional legal risk being incurred, and which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory investigations, enforcement actions or other proceedings, and could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

our results of operations and financial condition. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For Press Queries:
Charudatta Deshpande
Head – Corporate Communications,
Tel: 022-26538208
Fax: 022 –26531116
E-mail: charudatta.deshpande@icicibank.com

Jessica Lee, Account Director,
Manning Selvage & Lee,
6/F Cityplaza 3, 14 Taikoo Wan Road,
Hong Kong SAR
Phone: (+852) 9197 9036
email: Jessica.nnlee@hk.mslpr.com